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Exhibit 4(b) Variable Annuity Endorsement, Form ENDVA

                          VARIABLE ANNUITY ENDORSEMENT
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       This Endorsement is a part of the Policy to which it is attached.

      The following paragraph is added to the ADDITIONAL PURCHASE PAYMENTS section of the PURCHASE PAYMENT PROVISIONS of the policy.

If we receive an additional purchase payment prior to the seventeenth day after the policy date, the net purchase payment will be allocated to the Money Market Division on the date we receive the payment. On the seventeenth day after the policy date, or the first valuation date thereafter, the policy value will be allocated among the investment divisions according to your instructions in effect.

The following paragraphs are added to the DEATH BENEFIT PROVISION of the policy.

DEATH BENEFIT DISTRIBUTIONS WHEN THE ANNUITANT IS THE POLICY OWNER - If death of the annuitant occurs prior to the retirement date and the annuitant is also an owner or joint owner of the policy, the rules governing distribution of death benefit proceeds in the event of the death of the owner shall apply. If there is a surviving joint owner at the Annuitant's death, and the surviving joint owner continues the policy in accordance with the Required Distributions Pursuant to IRC Sec 72(s) section below, the beneficiary named in the policy does not have a right to receive the death benefit proceeds.

ELECTION BY OWNER'S DESIGNATED BENEFICIARY TO CONTINUE THE POLICY - If upon death of the owner, the Owner's Designated Beneficiary elects to continue the policy in accordance with the Required Distributions Pursuant to IRC Sec 72(s) section below, the beneficiary named in the policy does not have a right to receive the death benefit proceeds.

     The REQUIRED DISTRIBUTIONS PURSUANT TO IRC SEC 72(s) section of the
           GENERAL PROVISIONS of the policy is deleted and replaced
                        with the following paragraphs.

Owner's Designated Beneficiary - The Owner's Designated Beneficiary is the person to whom ownership of the policy passes by reason of the death of any policy owner. If the policy has joint owners and one owner dies, the Owner's Designated Beneficiary is the surviving joint owner. If there is no joint owner, upon death of the owner, the Owner's Designated Beneficiary is the beneficiary named in the policy.

General rules - If either the policy owner or joint owner dies before the entire interest in the policy is distributed in general the following rules apply:

1. If death occurs on or after the retirement date, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used on the date of death;

2. If death occurs prior to the retirement date, the entire proceeds must be distributed within five years after the date of death.

Exception if the Owner's Designated Beneficiary is the owner's spouse - The policy may be continued in the name of the deceased owner's surviving spouse. Paragraphs 1 and 2 above shall be applied by treating such surviving spouse as the original policy owner.

Exception if the Owner's Designated Beneficiary is someone other than the owner's spouse -If the Owner's Designated Beneficiary chooses to take any portion of his interest in the policy as an annuity, to be paid to himself or for his benefit, then such portion shall be treated as distributed on the date distributions begin, provided:

1. such distributions begin no later than 1 year after the death of the owner or joint owner, whichever is first, or such later date as may be prescribed by federal regulations; and

2. such portion must be distributed over his lifetime or over a period not extending

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     beyond his life expectancy.

We reserve the right to amend this provision at any time to conform it to
Section 72(s) of the Internal Revenue Code and to regulations issued thereunder.

UNITED INVESTORS LIFE INSURANCE COMPANY

James L. Sedgwick
President


ENDVA